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MB                                          777 Main Street- Suite 3100
                                            Fort Worth, Texas 76102
SOFTWARE CORPORATION                        (817) 820-7080   FAX (888) 8746-7566
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November 27, 2007

United States
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

Re: SEC comment letter dated November 26, 2007

Dear Mr. Kuhar:

In reference to your letter of November 26, 2007 we respectively submit the following.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006.
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Report of Independent Registered Public Accounting Firms, Page F-2
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We see that your filing does not include an audit report  covering the statement of income, cash flows and changes in stockholder's equity for the year ended December 31, 2005, and therefore appears to be unaudited. Please revise the filing to present the report from your independent auditors as required by Item 310(a) or Regulations S-B or tell us why such report is not required.

Response: We have corrected on our December 31, 2006 Form 10-KSB/A.

Item 8A. Controls and Procedures, Page 24
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We note your  disclosure  that  "there have been no  significant  changes in the
Company's internal controls..." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308 (c) of Regulation S-B.

Response: We have removed the word significant from our December 31, 2006 Form 10-KSB/A and will do so in future filings.

Exhibit 31
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We note the Section  302  certification  furnished  is not in the proper form as paragraph 1 improperly references "this quarterly report on Form 10-QSB". Please amend the filing to present the Section 302 certification set forth in Item 601(b)(31)of Regulation S-B which properly references the annual report on From 10-KSB.

Response: We have corrected on our December 31, 2006 Form 10-KSB/A.



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As requested, we acknowledge the following:

o the company is responsible for the adequacy of the disclosure in the filing;
o the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further comments or need additional clarification on any of the responses provided.

Sincerely,



Scott A. Haire, President

SAH/ljs










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